2100 L STREET, NW SUITE 900 WASHINGTON DC 20037 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM	MORRISON & FOERSTER LLP AUSTIN, BEIJING, BERLIN, BOSTON, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES , NEW YORK, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D. C.

August 26, 2022

VIA EDGAR

John Coleman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street

Washington, D.C. 20549-7010

Re:	U.S. Silica Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Response Dated June 24, 2022

File No. 001-35416

Dear Mr. Coleman:

On behalf of U.S. Silica Holdings, Inc. (the “Company”), this letter is to request an extension to respond to the Securities and Exchange Commission Staff’s comment letter dated July 21, 2022, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021, filed on February 25, 2022 (the “Comment Letter”).

The Comment Letter requested that the Company respond within ten business days. On August 9, 2022, the Company requested an extension to respond to the Comment Letter by August 26, 2022. The Company hereby requests a further extension to respond to the Comment Letter by no later than September 2, 2022. This additional time will enable the necessary data collection and internal review related to the Company’s response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

Sincerely, /s/ Scott Lesmes